DODGE & COX STOCK FUND

as of 12/31/07

Closed to New Investors

Fund Performance*

Unannualized Total Returns - 12/31/07				Average Annual Total Returns - 12/31/07
1 Month	3 Months	6 Months	Year-to-Date	1 year	3 years	5 years	10 years	20 years
-2.43%	-4.78%	-6.62%	0.14%	0.14%	9.09%	15.41%	11.43%	14.18%

Objective

The Fund seeks long-term growth of principal and income. A secondary objective is to achieve a reasonable current income.

General Information

Shareholder Services:	(800) 621-3979
Dodge & Cox:	(415) 981-1710
No Sales Charges or Distribution Fees Minimum initial investment	$2,500/ $1,000 for an IRA

Closed to new investors (Registered in 50 states, Washington D.C., Puerto Rico, Guam, U.S. Virgin Islands, N. Mariana Islands, American Samoa)

Managed by the Investment Policy Committee, whose nine members' average tenure at Dodge & Cox is 22 years.

Asset Allocation	12/31/2007
Stocks	98.7%
Fixed-Income Securities	0.0%
Cash Equivalents	1.3%

General Statistics	12/31/2007
Total Net Assets	$63,290,638,926
2007 Expense Ratio	0.52%
2007 Portfolio Turnover Rate	27%
30-day SEC yield**	1.33%
Share Price	$138.26
Stocks	85
Fixed-Income Securities	0

Total Number of Securities	85
Number of Shareholder Accounts	211,043

Ten Largest Holdings (% of Fund) ***
Hewlett-Packard Co.	4.4%
Comcast Corp.	4.0%
Wal-Mart Stores, Inc.	3.4%
Wachovia Corp.	3.3%
Sanofi-Aventis (France)	3.1%
Sony Corp. (Japan)	3.0%
News Corp.	3.0%
Motorola, Inc.	3.0%
Matsushita Electric Industrial Co., Ltd. (Japan)	2.9%
Chevron Corp.	2.8%

Total	32.9%

Latest Distribution
$0.520 Income Dividend, $0.753 ST Cap. Gain, $11.452 LT Cap. Gain
Record Date 12/27/07, Ex-Dividend Date 12/28/07,
Reinvestment Date 12/28/07, Payable Date 12/31/07

Equity Characteristics	12/31/2007
P/E Ratio (forward 12 month)	12.9x
P/E Ratio (trailing 12 month)	14.5x
Dividend Yield	2.0%
Price to Book Value (trailing 12 month)	1.9x
Market Cap (weighted average)	$78 billion
Market Cap (average)	$53 billion
Market Cap (median)	$26 billion
Market Cap. (>$10B)	93.6%
Market Cap. ($1-$10B)	6.4%
5 year EPS growth (historical)	19.8%
Beta (monthly returns, trailing 10 year)	0.76
U.S. $ denominated foreign stocks (% of Fund)	19.2%

Sector Diversification (% of Fund)
Consumer Discretionary	21.6%
Health Care	20.8%
Information Technology	16.2%
Financials	14.4%
Energy	10.0%
Industrials	6.1%
Consumer Staples	4.4%
Materials	3.8%
Telecommunication Services	1.4%

*	Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated above. Performance is updated and published monthly. Visit the Fund’s web site at www.dodgeandcox.com or call 800-621-3979 for current performance figures.

**	SEC Yield is an annualization of the Fund’s total net investment income per share for the 30-day period ended on the last day of the month.

***	The Fund’s portfolio holdings are subject to change without notice. The mention of specific securities is not a recommendation or solicitation for any person to buy, sell or hold any particular security.

You should carefully consider the Funds’ investment policies and objectives, risks, management fees and expenses before investing. To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call (800) 621-3979. Please carefully read the prospectus before investing.

DODGE & COX INTERNATIONAL STOCK FUND

as of 12/31/2007

Fund Performance*

Unannualized Total Returns - 12/31/07				Average Annual Total Returns - 12/31/07
1 Month	3 Months	6 Months	Year-to-date	1 year	2 years	3 years	5 years	Since Inception^
-0.63%	-0.65%	-0.22%	11.71%	11.71%	19.58%	18.63%	27.00%	15.86%

^05/01/01

Objective

The Fund seeks long-term growth of principal and income by investing primarily in a diversified portfolio of equity securities of non-U.S. companies.

General Information

Shareholder Services:	(800) 621-3979
Dodge & Cox:	(415) 981-1710
No Sales Charges or Distribution Fees Minimum initial investment:	$2,500/ $1,000 for an IRA

Registered in 50 states, Washington D.C., Puerto Rico, Guam, U.S. Virgin Islands, N. Mariana Islands, American Samoa

Managed by the International Investment Policy Committee, whose nine members' average tenure at Dodge & Cox is 18 years.

Asset Allocation	12/31/2007
Stocks	96.7%
Fixed-Income Securities	0.0%
Cash Equivalents	3.3%

General Statistics	12/31/2007
Total Net Assets	$53,478,997,552
2007 Expense Ratio	0.65%
2007 Portfolio Turnover Rate	16%
30-day SEC Yield**	1.62%
Share Price	$46.02
Stocks	97
Fixed-Income Securities	0

Total Number of Securities	97
Number of Shareholder Accounts	394,850

Ten Largest Holdings (% of Fund) ***
Novartis AG (Switzerland)	2.9%
Sanofi-Aventis (France)	2.8%
Matsushita Electric Industrial Co., Ltd. (Japan)	2.6%
HSBC Holdings PLC (United Kingdom)	2.5%
Bayer AG (Germany)	2.3%
GlaxoSmithKline PLC (United Kingdom)	2.3%
Mitsubishi UFJ Financial Group (Japan)	2.3%
Lafarge SA (France)	2.3%
Royal Dutch Shell PLC (United Kingdom)	2.1%
Hitachi, Ltd. (Japan)	2.1%

24.2%
Region Diversification (% of Fund)
Europe (excluding United Kingdom)	39.0%
Japan	20.5%
United Kingdom	13.7%
Pacific (excluding Japan)	6.4%
Latin America	6.2%
United States	6.1%
Africa	2.9%
Canada	1.0%
Middle East	0.9%

Emerging Markets (% of Fund)
Brazil, Indonesia, Israel, Mexico, South Africa, South Korea, Taiwan, Thailand, Turkey	15.5%
Number of Countries Represented in Fund	25

Characteristics	12/31/2007
P/E Ratio (forward 12 month)	12.5x
P/E Ratio (trailing 12 month)	11.6x
Price to Book Value (trailing 12 month)	1.8x
Market Cap. (weighted average)	$68 billion
Market Cap. (median)	$17 billion
Market Cap. (>$10B)	79.7%
Market Cap. ($1-$10B)	20.1%
Market Cap. ($0.25-$1B)	0.2%
Dividend Yield	2.2%
Beta (monthly returns, trailing 5 year)	1.07
U.S. $ denominated stocks (% of Fund)	29.5%

Sector Diversification (% of Fund)
Financials	24.7%
Consumer Discretionary	14.0%
Information Technology	11.5%
Materials	11.2%
Industrials	9.5%
Health Care	8.7%
Energy	8.5%
Consumer Staples	4.8%
Telecommunication Services	3.4%
Utilities	0.4%

Country Diversification (% of Fund)
Japan	20.5%
United Kingdom	13.7%
France	10.6%
Germany	8.0%
Switzerland	7.6%
United States	6.1%
Mexico	4.2%
Netherlands	4.0%
South Africa	2.9%
South Korea	2.7%
Brazil	2.0%
Norway	1.8%
Finland	1.8%
Italy	1.7%
Sweden	1.3%
Thailand	1.2%
Turkey	1.1%
Hong Kong	1.0%
Singapore	1.0%
Canada	1.0%
Israel	0.9%
Austria	0.6%
Spain	0.5%
Indonesia	0.4%
Taiwan	0.1%

Latest Distribution
$1.260 Income Dividend, $0.343 ST Cap. Gain, $1.158 LT Cap. Gain
Record Date 12/27/07, Ex-Dividend Date 12/28/07,
Reinvestment Date 12/28/07, Payable Date 12/31/07

*	Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated above. Performance is updated and published monthly. Visit the Fund’s web site at www.dodgeandcox.com or call 800-621-3979 for current performance figures. From inception through June 30, 2003, Dodge & Cox reimbursed the Fund for all ordinary expenses to the extent necessary to maintain total Fund operating expenses at 0.90%. Without the expense reimbursements, the Fund’s returns prior to June 30, 2003 would have been lower.

**	SEC Yield is an annualization of the Fund’s total net investment income per share for the 30-day period ended on the last day of the month.

***	The Fund’s portfolio holdings are subject to change without notice. The mention of specific securities is not a recommendation or solicitation for any person to buy, sell or hold any particular security.

You should carefully consider the Funds’ investment policies and objectives, risks, management fees and expenses before investing. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. To obtain a Fund’s prospectus which contains this and other important information visit www.dodgeandcox.com or call (800) 621-3979. Please carefully read the prospectus before investing.

DODGE & COX BALANCED FUND

AS of 12/31/2007

Closed to New Investors

Fund Performance*

Unannualized Total Returns - 12/31/07				Average Annual Total Returns - 12/31/07
1 Month	3 Months	6 Months	Year-to-Date	1 year	3 years	5 years	10 years	20 years
-1.62%	-2.82%	-3.44%	1.74%	1.74%	7.28%	11.72%	9.85%	12.18%

Objective

The Fund seeks regular income, conservation of principal and an opportunity for long-term growth of principal and income.

General Information

Shareholder Services:	(800) 621-3979
Dodge & Cox	(415) 981-1710
No Sales Charges or Distribution Fees
Minimum initial investment:	$2,500/$1,000 for an IRA

Closed to new investors (Registered in 50 states, Washington D.C., Puerto Rico, Guam, U.S. Virgin Islands, N. Mariana Islands, American Samoa)

Managed by the Investment Policy Committee, whose nine members’ average tenure at Dodge & Cox is 22 years, and by the Fixed-Income Investment Policy Committee, whose nine members’ average tenure is 18 years.

Asset Allocation	12/31/2007
Stocks	65.9%
Fixed-Income Securities	33.0%
Cash Equivalents	1.1%

General Statistics	12/31/2007
Total Net Assets	$26,932,373,197
2007 Expense Ratio	0.53%
2007 Portfolio Turnover Rate	27%
30-day SEC yield**	2.83%
Share Price	$81.00
Stocks	85
Fixed-Income Securities	332

Total Number of Securities	417
Number of Shareholder Accounts	153,333

Ten Largest Equity Holdings (% of Fund) ***
Hewlett-Packard Co.	3.0%
Comcast Corp.	2.7%
Wal-Mart Stores, Inc.	2.2%
Wachovia Corp.	2.2%
Sony Corp. (Japan)	1.9%
Sanofi-Aventis (France)	1.9%
Matsushita Electric Industrial Co., Ltd. (Japan)	1.9%
News Corp.	1.9%
Motorola, Inc.	1.9%
Chevron Corp.	1.8%

Total	21.4%

Latest Distribution
$0.580 Income Dividend, $0.184 ST Cap. Gain, $4.613 LT Cap. Gain
Record Date 12/27/07, Ex-Dividend Date 12/28/07,
Reinvestment Date 12/28/07, Payable Date 12/31/07

Equity Portfolio Characteristics	12/31/2007
P/E Ratio (forward 12 month)	12.9	x
P/E Ratio (trailing 12 month)	14.5	x
Dividend Yield	2.0%
Price to Book Value (trailing 12 month)	1.9	x
Market Cap. (weighted average)	$77 billion
Market Cap. (average)	$53 billion
Market Cap. (median)	$26 billion
Market Cap. (>$10B)	93.5%
Market Cap. ($1-$10B)	6.5%
5 year EPS growth (historical)	19.8%
Beta (quarterly returns, trailing 10 year)	0.82
U.S. $ denominated foreign stocks (% of Fund)	12.7%

Equity Sector Diversification	% of Fund	% of Equity Portfolio
Consumer Discretionary	14.4%	21.8%
Health Care	13.6%	20.6%
Information Technology	10.9%	16.5%
Financials	9.7%	14.8%
Energy	6.6%	10.0%
Industrials	4.4%	6.7%
Consumer Staples	2.9%	4.4%
Materials	2.5%	3.8%
Telecommunication Services	0.9%	1.4%

*	Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated above. Performance is updated and published monthly. Visit the Fund’s web site at www.dodgeandcox.com or call 800-621-3979 for current performance figures.

**	SEC yield is an annualization of the Fund’s total net investment income per share for the 30-day period ended on the last day of the month.

***	The Fund’s portfolio holdings are subject to change without notice. The mention of specific securities is not a recommendation or solicitation for any person to buy, sell or hold any particular security.

You should carefully consider the Funds’ investment policies and objectives, risks, management fees and expenses before investing. To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call (800) 621-3979. Please carefully read the prospectus before investing.

DODGE & COX BALANCED FUND (continued)

as of 12/31/07

Closed to New Investors

Ten Largest Fixed-Income Holdings (% of Fund) ***
Fannie Mae 30 Year, 6.00%, 4/1/35	0.9%
Fannie Mae 15 Year, 6.00%, 8/1/22	0.8%
Fannie Mae 30 Year, 5.50%, 8/1/35	0.8%
U.S. Treasury Notes, 3.375%, 2/15/08	0.7%
General Electric Co., 5.041%, 11/1/12	0.7%
Fannie Mae 30 Year, 6.50%, 12/1/32	0.7%
Wachovia Corp., 5.281%, 4/23/12	0.7%
GMAC, LLC, 8.00%, 11/1/31	0.7%
GMAC, LLC, 6.875%, 9/15/11	0.6%
Fannie Mae 30 Year, 5.00%, 3/1/34	0.6%

Total	7.2%

Five Largest Corporate Fixed-Income Issuers (% of Fund) ***
GMAC, LLC	1.4%
Ford Motor Credit Co.	0.9%
Wachovia	0.8%
HCA, Inc.	0.8%
Time Warner, Inc.	0.8%

Total	4.7%

Duration Diversification (% of fixed-income portfolio)	12/31/2007
Years
0-1	10.8%
1-2	13.5%
2-3	22.5%
3-4	16.6%
4-5	5.8%
5-6	8.7%
6-7	7.2%
7-8	4.1%
8-9	0.4%
9-10	2.9%
10 and over	7.5%

Maturity Diversification (% of fixed-income portfolio)	12/31/2007
Years
0-1	4.3%
1-2	1.5%
2-3	20.1%
3-4	17.2%
4-5	16.2%
5-6	7.2%
6-7	8.2%
7-8	3.4%
8-9	4.0%
9-10	5.1%
10-15	0.9%
15-20	1.5%
20-25	8.6%
25 and over	1.8%

Fixed-Income Portfolio Characteristics	12/31/2007
Yield to Maturity (weighted average)	5.92%
Coupon (weighted average)	6.04%
Effective Maturity (weighted average)	6.7 years
Effective Duration	4.0 years
Average Quality (weighted average)	Aa3
U.S. $ denominated foreign bonds (% of Fund)	0.7%

Quality Diversification (% of fixed-income portfolio)	12/31/2007
U.S. Treasury	3.4%
Government Agency	52.2%
Aaa	4.6%
Aa	8.6%
A	6.2%
Baa	13.2%
Ba	6.2%
B	3.3%
Caa	2.3%

Sector Diversification (% of fixed-income portfolio)	12/31/2007
U.S. Treasuries and Government Related	6.6%
Mortgage Backed Pass-Through Securities	46.1%
Collateralized Mortgage Obligations	3.0%
Asset-Backed	2.4%
Industrials	23.9%
Financials	14.6%
Transportation	3.4%

***	The Fund’s portfolio holdings are subject to change without notice. The mention of specific securities is not a recommendation or solicitation for any person to buy, sell or hold any particular security.

You should carefully consider the Funds’ investment policies and objectives, risks, management fees and expenses before investing. To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call (800) 621-3979. Please carefully read the prospectus before investing.

DODGE & COX INCOME FUND

as of 12/31/07

Fund Performance*

Unannualized Total Returns - 12/31/07				Average Annual Total Returns - 12/31/07
1 Month	3 Months	6 Months	Year-to-Date	1 year	3 years	5 years	10 years	20 years
0.04%	1.32%	3.44%	4.68%	4.68%	3.98%	4.31%	6.00%	N/A

Objective

The Fund seeks a high and stable rate of current income, consistent with long-term preservation of capital. A secondary objective is to take advantage of opportunities to realize capital appreciation.

General Information

Shareholder Services:	(800) 621-3979
Dodge & Cox:	(415) 981-1710
No Sales Charges or Distribution Fees
Minimum initial investment:	$2,500/$1,000 for an IRA

Registered in 50 states, Washington D.C., Puerto Rico, Guam, U.S. Virgin Islands N. Mariana Islands, America Samoa

Managed by the Fixed Income Investment Policy Committee, whose nine members’ average tenure at Dodge & Cox is 18 years, and by the Investment Policy Committee, whose 12 members’ (for fixed-income decisions) average tenure is 21 years.

Asset Allocation	12/31/2007
Preferred Stocks	0.0%
Fixed-Income Securities	95.7%
Cash Equivalents	4.3%

General Statistics	12/31/2007
Total Net Assets	$15, 932,389,833
2007 Expense Ratio	0.44%
2007 Portfolio Turnover Rate	27%
30-day SEC yield**	5.53%
Share Price	$12.51
Stocks	0
Fixed-Income Securities	471

Total Number of Securities	471
Number of Shareholder Accounts	142,101

Ten Largest Holdings (% of Fund) ***
U.S. Treasury Notes, 3.125%, 10/15/08	2.0%
U.S. Treasury Notes, 3.25%, 1/15/09	1.9%
GMAC, LLC, 6.875%, 9/15/11	1.8%
U.S. Treasury Notes, 4.75%, 2/28/09	1.6%
Ford Motor Credit Co., 7.375%, 2/1/11	1.5%
U.S. Treasury Notes, 3.25%, 8/15/08	1.3%
AT&T Corp., 8.00%, 11/15/31	1.2%
Fannie Mae 30 Year, 5.50%, 8/1/35	1.2%
Ford Motor Credit Co., 7.25%, 10/25/11	1.2%
Time Warner, Inc., 7.625%, 4/15/31	1.2%

Total	14.9%

Five Largest Corporate Issuers (% of Fund) ***
GMAC, LLC	2.8%
Ford Motor Credit Co.	2.7%
Time Warner, Inc.	2.2%
HCA, Inc.	2.2%
Comcast Corp.	1.6%

Total	11.5%

Duration Diversification	12/31/2007
Years
0-1	15.5%
1-2	12.7%
2-3	21.5%
3-4	16.4%
4-5	4.8%
5-6	6.1%
6-7	9.3%
7-8	4.3%
8-9	0.6%
9-10	1.5%
10 and over	7.3%

Latest Distribution
$0.165 Income Dividend
Record Date 12/27/07, Ex-Dividend Date 12/28/07,
Reinvestment Date 12/28/07, Payable Date 12/31/07

Characteristics (cash included)	12/31/2007
Yield to Maturity (weighted average)	5.72%
Coupon (weighted average)	5.81%
Current Yield	5.80%
Effective Maturity (weighted average)	6.2 years
Effective Duration	3.8 years
Average Quality (weighted average)	Aa2
U.S. $ denominated foreign bonds (% of Fund)	1.9%

Sector Diversification	12/31/2007
Cash Equivalents	4.3%
U.S. Treasuries and Government Related	11.7%
Mortgage Backed Pass-Through Securities	44.0%
Collateralized Mortgage Obligations	3.4%
Asset-Backed	2.0%
Industrials	21.0%
Financials	10.3%
Transportation	3.3%

Quality Diversification	12/31/2007
U.S. Treasury	8.8%
Government Agency	50.2%
Aaa	2.3%
Aa	6.9%
A	5.6%
Baa	11.9%
Ba	4.7%
B	3.2%
Caa	2.1%
Cash Equivalents	4.3%

Maturity Diversification	12/31/2007
Years
0-1	10.3%
1-2	4.4%
2-3	12.8%
3-4	21.5%
4-5	10.2%
5-6	9.6%
6-7	5.1%
7-8	3.8%
8-9	5.4%
9-10	5.5%
10-15	1.5%
15-20	1.0%
20-25	6.7%
25 and over	2.2%

*	Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated above. Performance is updated and published monthly. Visit the Fund’s web site at www.dodgeandcox.com or call 800-621-3979 for current performance figures.

**	SEC yield is an annualization of the Fund’s total net investment income per share for the 30-day period ended on the last day of the month.

***	The Fund’s portfolio holdings are subject to change without notice. The mention of specific securities is not a recommendation or solicitation for any person to buy, sell or hold any particular security.

You should carefully consider the Funds’ investment policies and objectives, risks, management fees and expenses before investing. To obtain a Fund’s prospectus which contains this and other important information visit www.dodgeandcox.com or call (800) 621-3979. Please carefully read the prospectus before investing.